AEM SPA

04 JAN -2 AM 7:21

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/576/2003/AG/db

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY UPS

04012197

December 22, 2003

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued on December 19, 2003, regarding the convertible debenture loan named "Convertible e.Biscom 2003-2006".

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Very truly yours,

in her absence

Antonella Giacobone
Company Secretary

Encl.

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale Sociale € 936.024.648 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

od. 5968117 - 6/2003

AEM SPA

FILE NO. 82-4911

PRESS RELEASE

Milan 19 December 2003. AEM's Board of Administration, chaired by Mr Zuccoli, has today deliberated to implement the conversion into shares of the e.Biscom 2003-2006 convertible bond. The conversion concerns 239,158 convertible stocks worth €238,125,837 into 6,696,424 e.Biscom's shares worth € 349,285,476, based on yesterday's official stock price.

As for the conversion, it is worth mentioning that e.Biscom S.p.A., according to the e.Biscom 2003-2006 convertible loan stock regulations, may opt for not delivering the shares by paying instead a euro cash amount set on the average of e.Biscom's stock price in the five trading days before the exercise of such cash out option by e.Biscom. This option may be exercised by e.Biscom within the sixth trading day following the receipt of AEM's demand for conversion.

AEM, which will thus become one of the main e.Biscom's shareholders, will weigh the opportunity to hold the shares coming from the conversion for a period as long as twelve months, also to take advantage of the fiscal benefits provided by the relevant law.